

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2019

Ryan Smith
Chief Executive Officer
Investview, Inc.
12 South 400 West
Salt Lake City, UT 84101

> **Re: Investview, Inc.**
> **Amendment Nos. 3 and 4 to Registration Statement on Form S-1**
> **Filed March 28, 2019**
> **File No. 333-229341**

Dear Mr. Smith:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2019 letter.

Amendment Nos. 3 and 4 to Registration Statement on Form S-1

General

1.   We note your response to comment 1 that "the reference to purchase notices is correct: the investor can choose the time of the purchases by submitting purchase notices, subject to the deadlines in section 2.3(b) of the common stock purchase agreement." Because the investor has the ability to determine when and whether shares are to be issued, the investor is not "irrevocably bound" to purchase these shares. Therefore, we continue to believe that your resale registration of shares is not appropriate at this time. For additional guidance, we refer you to Securities Act Sections Compliance and Disclosure Interpretations 139.12, 139.13, and 139.15, the last of which clearly states that "only the company can have the right to exercise the put and, except for conditions outside the

investor's control, the investor must be irrevocably bound." Please withdraw your registration statement as it relates to these shares and complete your private placement to remove the investor's ability to determine the timing of the issuance of the shares, or tell us why you believe that your investor is irrevocably bound consistent with the aforementioned guidance.

Government Regulation

2.   We note your response to comment 3 and your amended disclosure removing your reference to "substantial state and federal regulation" and stating that, "[you] have established these registrations and federal the advisory structure to offer automated trade execution, which is managed by the RIA for equities and equity options and the CTA for commodities, futures, and OTC Forex." However, we were unable to identify "the RIA" and "the CTA" to which you refer. If your use of "RIA" is meant to convey that you are a registered investment advisor, please clearly disclose the same here. Please also disclose, if true, that you are required to register with the state securities administrators as an investment advisor, and briefly describe the state securities regulations that apply to your activities. If your use of "CTA" is meant to convey that you are a registered commodity trading advisor, please clearly disclose the same here, and describe the regulatory agency with which you are required to register. Please also describe the specific regulations that apply to your activities as a commodity trading advisor.

You may contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Mara Ransom, Assistant Director, at (2020 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Kevin C. Timken